March 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Olo Inc.
Registration Statement on Form S-1
Registration No. 333-253314

Acceleration Request

Requested Date: March 16, 2021

Requested Time: 4:00 PM, Eastern Time

To Whom It May Concern:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Olo Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253314) (the “Registration Statement”) to become effective on March 16, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Lindsay Drucker Mann
Name:	Lindsay Drucker Mann
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Timothy Carpenter
Name:	Timothy Carpenter
Title:	Managing Director

cc:	Nithya B. Das, Olo Inc.

John J. Egan III, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Nicole Brookshire, Cooley LLP

[Signature Page to Acceleration Request]